UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: May 4, 2006

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1.	Press release, dated May 4, 2006, issued by CEMEX, S.A. de C.V., announcing the sale of its 24.9% interest in PT Semen Gresik in Indonesia (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A. de C.V.

(Registrant)

Date: May 4, 2006	By: /s/ Rafael Garza
Name: Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated May 4, 2006, issued by CEMEX, S.A. de C.V., announcing the sale of its 24.9% interest in PT Semen Gresik in Indonesia.

Exhibit 1

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodríguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX TO DIVEST STAKE IN SEMEN GRESIK

MONTERREY, MEXICO. May 4, 2006- CEMEX, S.A. de C.V. (NYSE: CX) announced today that it has agreed to sell 24.9% of PT Semen Gresik to Indonesia-based Rajawali Group. PT Semen Gresik is a publicly traded company on the Jakarta Stock Exchange and trades under the ticker symbol “SMGR”.

According to the terms of the agreement, Rajawali Group will pay CEMEX US$337 million, or US$2.28 per share. This transaction is subject to the approval of the Indonesian government and fulfillment of other conditions.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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